Red Hat, Inc.

1801 Varsity Drive

Raleigh, North Carolina 27606

August 30, 2007

By Electronic Submission

Mr. Mark Kronforst

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Red Hat, Inc.

Form 10-K for Fiscal Year Ended February 28, 2007

Filed April 30, 2007

SEC File No. 001-33162

Dear Mr. Kronforst:

Set forth below are our responses to the comments regarding the above referenced filing provided by you in your letter to us dated August 17, 2007.

All responses set forth below are keyed to the sequential numbering of your comments and to the headings used in your letter.

Form 10-K for the Fiscal Year Ended February 28, 2007

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

Results of Operations

Revenue, page 41

1.

We note that the significant increase in revenue is due mainly to increases in subscriptions to your Red Had Enterprise Linux technology. It would appear that the number of subscriptions sold, renewed and expired in a given period may be meaningful measures of your performance and are indicative of trends in reported revenues. Please describe to us the extent to which you use these metrics as key indicators in managing your business and indicate whether you believe that these metrics contribute meaningfully to understanding and evaluating your company. Please tell us what consideration you gave to providing quantitative disclosure of these indicators in your MD&A. See Section III.B.1 of SEC Release No. 33-8350. We also note that you

Mr. Mark Kronforst

August 30, 2007

provided quantitative disclosure of several indicators including the number of subscriptions sold and the number of units deployed in your Form 10-K for the fiscal year ended February 29, 2004 however you no longer provide these disclosures. Please tell us why you concluded that such disclosures were no longer meaningful.

Response:

Management does not currently use or track the number of subscriptions (e.g., new, renewed and expired) in managing the business. Due to changes in the Company’s business, including an increase in the complexity of the business over time, management does not consider these metrics to be meaningful measures of performance for the following reasons:

•

Subscriptions are not fungible. Red Hat currently offers a variety of software products and related services. In addition, the pricing, duration and nature of the service and support obligations for the Company's offerings vary.

•

Red Hat currently does not track subscription metrics with precision. For example, if an existing end-user customer holding 50 active subscriptions places an order for 120 subscriptions at the end of the subscription term, we are not in a position to determine the extent to which these 120 subscriptions represent new subscriptions or renewals because the machines on which the software is operated and to which these subscriptions relate are not tracked.

•

Subscription extensions raise additional challenges for the use of subscription metrics. From time to time, customers with active subscriptions (those that have not expired) order new subscriptions and request that the term of the existing subscriptions be extended for varying periods so that the existing and new subscriptions terminate on the same date. In this case, existing subscription are effectively “renewed” for partial year extensions.

For these reasons, as the business’ complexity grew, the disclosure of subscription metrics in MD&A was discontinued several fiscal years ago.

Financial Statements

Note 3 – Business Combinations, page 72

2.	Tell us more about the customer contracts and relationships that you acquired from JBoss, Inc. and explain why you believe it is appropriate to assign useful lives of 12 to 15 years to these intangible assets. As part of your response, describe the objective evidence you relied on in determining these useful lives and explain how you considered the factors in paragraph 11 of SFAS 142.

Response:

In connection with the acquisition, the Company determined that JBoss had developed over 200 direct and channel customer relationships, generating a base of recurring subscription and services revenue. The existing customer base provided a significant growth opportunity via

Mr. Mark Kronforst

August 30, 2007

sales of other JBoss products and subscription services over time. Customers purchasing support subscriptions directly via JBoss obtained assistance in design, testing, deployment, management, troubleshooting, product upgrades and other support services for JBoss enterprise application systems. Channel sales were generated through JBoss' partner program, which included original equipment manufacturers, system integrators, independent software vendors, hosting partners, resellers and certified training partners.

In determining the useful lives of the existing customer contracts and relationships, the Company, with the assistance of an external adviser, considered the period over which these contracts and relationships would contribute directly or indirectly to the future cash flows of the Company. In particular, the Company focused on contractual provisions that enable renewal without significant costs, including the effects of the following items in accordance with paragraph 11 of SFAS 142:

•	Age – absolute and relative to similar technologies;

•	Life cycle – the length of time the Company expected to derive benefit from the core technology;

•	Growth potential – the extent to which the market for technology was in the early stage;

•	Profitability – the current profitability of the technology, and the estimated amount of time the Company could expect a return on investment;

•	Required research and development expense – the cost associated with keeping the technology current;

•	Market opportunity – the size of the expected market; and

•	Competition – the current stage of competitors’ products.

Using the income approach to value the customer relationships, the Company measured the future economic income (cash flow) that could be attributed to the existing customer relationships over their expected remaining useful lives. As part of the valuation analysis, the Company reviewed a historical listing of JBoss customers and revenue for both direct and channel sales customers and determined that:

•	there was an established relationship between JBoss and the customer such that both parties were aware of the identity and history of one another;

•	there were data available that documented the relationship and transactions between JBoss and the customer; and

•	there was an identifiable historical income stream that was generated by the customer relationship.

Upon determining that a customer relationship intangible asset existed, the Company:

•	estimated, from the historical customer listing, the number of new customers and lost customers to derive a customer attrition rate; and

Mr. Mark Kronforst

August 30, 2007

•

estimated existing customer revenue growth based on discussions with JBoss management which indicated that given the potential for upsell and further expansion of JBoss products and services to existing customers, significant existing growth was expected in existing customer revenue. JBoss management represented, and our observations confirmed, that customer subscriptions began small and grew significantly as companies become more dependent on Jboss' products and services for critical business operations

In developing projected income from existing customer relationships, an exponential decay curve (based upon the historical attrition analysis described above) was utilized to forecast surviving revenue associated with the existing customers. The forecast period was extended until a point in time in which each additional year produced negligible incremental surviving revenue, resulting in an implied economic life of approximately 15 years for existing direct customer relationships and 12 years for existing channel customer relationships.

If you require additional information concerning this letter, we would be glad to have a telephone conference call at your convenience. Please contact me at (919) 754-4340 to arrange such a call.

Sincerely,

R. Brandon Asbill
Assistant General Counsel
Red Hat, Inc.

cc:	Mr. David Edgar
Staff Accountant
Securities and Exchange Commission